Exhibit 17.1

December 29, 2011

Anthony Loumidis
American DG Energy
45 First Avenue
Waltham, MA 02451

Dear Anthony,

This is to notify you that due to circumstances beyond  my control I must resign from the ADGE Board of Directors effectively December 31, 2011.

I have enjoyed working with you and the team and wish you good luck. Perhaps I will be able to help out in some way in the future.

Very best regards,

/s/ EARL R. LEWIS
Earl R. Lewis